ENERGY EXPLORATION TECHNOLOGIES INC.

#1400, 505 3RD STREET S.W.

CALGARY, ALBERTA

T2P 3E6

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF

SHAREHOLDERS OF ENERGY EXPLORATION TECHNOLOGIES INC.

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of holders of common shares of Energy Exploration Technologies Inc. (the “Corporation”) will be held at The Petroleum Club, 319 5th Avenue SW, Calgary, Alberta at 3:00 p.m. (Mountain Time) on Thursday, September 28, 2006 for the following purposes.

1.

To elect Board of Directors for ensuing year.

2.

Ratification of the appointment of KPMG LLP as Energy Exploration Technologies Inc.’s independent auditors for the fiscal year ended December 31, 2006.

3.

Adoption of Energy Exploration Technologies Inc. 2006 Stock Option Plan as proposed in Schedule “A” of the Information Circular.

4.

To transact such other business as may be properly brought before the meeting.

Dated at the City of Calgary, in the province of Alberta, this 28th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ George Liszicasz

George Liszicasz

Chairman and Chief Executive Officer

IMPORTANT

It is desirable that as many common shares as possible be represented at the meeting.  If you do not expect to attend and would like your common shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose.  All instruments of proxy, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Olympia Trust Company, Suite 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the meeting or any adjournment thereof.  Late instruments of proxy may be accepted or rejected by the Chairman of the meeting at his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

INFORMATION CIRCULAR

As at August 28, 2006

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Thursday, September 28, 2006

All references to “dollars” in this Information Circular refer to United States or U.S. Dollars unless specific reference is made to Canadian or CDN dollars.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Energy Exploration Technologies Inc.  (the "Corporation" or " NXT " ) of proxies to be used at the annual general and special meeting (the "Meeting") of the holders (the “Shareholders” of common shares (the "Common Shares") of the Corporation, which is to be held at the Petroleum Club, 319 – 5th Ave S.W., Calgary Alberta, on Thursday September 28th 2006 at 3:00 PM (Mountain Time) and for the purposes set out in the accompanying Notice of Meeting.  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors and officers of the Corporation, at no cost to the Shareholder.  The cost of the solicitation of proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

Mr. George Liszicasz and Mr. Ken Rogers (the management designees named in the accompanying Form of Proxy) are officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder), other than Mr. Liszicasz or Mr. Rogers to represent such Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Form of Proxy.  Alternatively, a Shareholder may complete another appropriate Form of Proxy.

A Form of Proxy will not be valid unless it is deposited at the offices of Olympia Trust Company, 2300-125 9 th Avenue SE, Calgary, AB T2G 0P6 , not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has submitted a Form of Proxy may revoke it by a form in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either: (i) at the offices of Olympia Trust Company, 2300, 125 – 9th  Avenue SE, Calgary, AB T2G 0P6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; (ii) at the offices of the Corporation at Suite 1400, 505 – 3rd. Street SW Calgary Alberta T2P 3E6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or (iii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.  In addition, a Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The management designees named in the accompanying Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such direction, the relevant shares will be voted for: (i) setting the number of directors to be elected at five; (ii) the election of directors; (iii) the appointment of auditors, at such remuneration as may be determined by the directors of the Corporation; and (iv) the approval of the 2006 Stock Option Plan as described in this Information Circular.  The accompanying Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The Form of Proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer.  A Form of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

As at August 28, 2006, there were 26,829,038 Common Shares of the Corporation issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of common shares as of the close of business on August 28, 2006 are entitled to receive notice of and to vote at the Meeting, except that any person who acquires common shares of the Corporation from a Shareholder after that date, may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Olympia Trust Company to have his name included on the Shareholders’ list for the Meeting and establishes that he owns the common shares.

Voting of Common Shares - Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with the Corporation at Suite 1400, 505 – 3rd. Street SW Calgary Alberta T2P 3E6, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Shareholders

As at the date hereof, Mr. George Liszicasz owned 5,127,490 Common Shares of the Corporation, representing approximately 19% of the total issued and outstanding Common Shares of the Corporation.  In addition Mr. Liszicasz owns 10,000,000 Preferred Shares of the Corporation; 2,000,000 Preferred Shares are immediately convertible and 8,000,000 are conditionally convertible on a one-to-one basis into Common Shares of the Corporation.  To the knowledge of the directors and officers of the Corporation no other person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation

RECEIVING AND CONSIDERING THE FINANCIAL STATEMENTS OF THE CORPORATION

The Corporation's audited financial statements for the financial year ended December 31, 2005, the accompanying notes thereto, the Auditor's report thereto, and the Management's Discussion and Analysis in respect of the financial statements (collectively, the "Financial Statements") were mailed to Shareholders on August 31, 2006 and accompany this Management Proxy Statement.  The Financial Statements are included within the United States Securities and Exchange Commission Form 10-K Annual Report for the Fiscal Year Ended December 31, 2005.  No formal action will be taken at the Meeting to approve the Financial Statements and the Form 10-K, which have already been approved by the Board.  If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Management seeks the approval by the Shareholders to fix the number of directors to be elected at five.  All of the nominees are currently members of the board of directors of the Corporation.  Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier.  Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since January 1, 2005, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting other than the election of directors.

Unless otherwise directed, the management designees named in the accompanying Form of Proxy intend to vote IN FAVOUR of setting the number of directors to be five and the election, as directors, of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director.  However, if any change should occur prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for other nominees of their choice.

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the last five years	Common Shares Beneficially Owned 1 & 4	Year Became a Director
George Liszicasz Calgary AB	Chairman, Chief Executive Officer and a Director	Mr. Liszicasz has been Chairman and Chief Executive Officer of the Corporation since its inception. Mr. Liszicasz was appointed interim President and interim Chief Financial Officer of the Corporation in July 2002 and has remained the President until the present and the Chief Financial Officer until May 2006.	5,127,490	1996
Robert Van Canaghan Staten Island, NY	Director [2]	Mr. Van Caneghan has been retired since 1994.	Nil	2002
Douglas J. Rowe Calgary AB	Director [3]	Mr. Rowe has been the President, Chief Executive Officer and a director of Birch Mountain Resources Ltd. (TSX-V:BMD; AMEX:BMD), a Canadian junior mineral exploration company, since 1994.	25,000	2002
Charles Selby Calgary AB	Director 2 3	Mr. Selby has been an officer of Pengrowth Corporation and Pengrowth Management Limited, which administer and manage Pengrowth Energy Trust, a large North American energy royalty trust since April 1993.	407,500	2006
Brian Kohlhammer Calgary AB	Director [2]	Since December 2004, Mr. Kohlhammer has been the Vice President, Finance and Chief Financial Officer for Delphi Energy Corp., a public junior oil and gas company in Canada traded on the Toronto Stock Exchange based in Calgary, Alberta. From 2001 to 2004, Mr. Kohlhammer was Vice President, Finance and Chief Financial Officer for Virtus Energy Ltd., a public junior oil and gas exploration and production company traded on the TSX Venture Exchange based in Calgary, Alberta.	39,000	2004

Notes:

(1)

The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been obtained from the SEDI website. Information is provided as of July 31, 2006.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Rule 13d-3 under the United States Securities Exchange Act defines the term, “beneficial ownership”.  Under this rule, the term includes shares over which the indicated beneficial owner exercises voting and/or investment power.  The rules also deem common shares subject to options currently exercisable or exercisable within 60 days, to be outstanding for the purposes of computing the percentage ownership of the person holding the options but do not deem such shares to be outstanding for the purposes of computing the percentage ownership of any other person.  The applicable percentage of ownership for each shareholder is based on 26,804,038 common shares outstanding as of July 31, 2006, together with applicable options.  Except as otherwise indicated, we believe the beneficial owners of the common shares have sole voting and investment power over the number of shares listed opposite their names.

No director is, or has been within 10 years before the date of this Information Circular, a director or executive officer of any issuer that, while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subjected to or instituted any proceeding arrangement or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold the assets of that person.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Corporation’s three most recently completed financial years to the Corporation's named executive officers (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses.

	Annual Compensation				Long-term Compensation
Named Executive Officers and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
George Liszicasz Chief Executive Officer	2005	$107,389	-	-	-	-	-	-
	2004	$116,373	-	-	-	-	-	-
	2003	$83,671	-	-	-	-	-	-
Andy Steedman V.P. Operations	2005	$5,855	-	-	-	-	-	-

Option Grants to Named Executive Officers During the Financial Year Ended December 31, 2005

Named Executive Officers	Securities Under Options Granted (#)	% of Total Options Granted to Employees in the financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Andrew Steedman	150,000	48%	$1.48	$1.48	July 19, 2010
George Liszicasz	60,000	19%	$0.65	$0.65	Dec. 10, 2010

Aggregated Option Exercises by Named Executive Officers During the Financial Year Ended December 31, 2005 and Financial Year end Option Values

Named Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable / Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/Unexercisable
George Liszicasz	Nil	Nil	104,999/80,001	$73,566/$40,534
Andrew Steedman	Nil	Nil	0/150,0000	$0/$0
Jarmila Manasek	Nil	Nil	30,000/0	$22,500/$0

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Steedman joined the Corporation as Vice President Operation in December 2005.  Prior to this appointment he provided consulting services through a privately owned corporation.  Mr. Rogers joined the Corporation as V.P. Finance in January 2006 and assumed the role of Vice President Finance and Chief Financial Officer.  Ms. Jarmila Manasek departed the Corporation in November 2005.

Mr. Liszicasz is employed as our Chief Executive Officer under a 10-year Technical Services Agreement executed initially on December 31, 2005 and the Employment Agreement entered into in 2002. The Technical Services Agreement terminates on December 31, 2015.

At the conclusion of the initial term, Mr. Liszicasz’s Employment Agreement renews automatically for successive one-year terms, unless the Corporation or Mr. Liszicasz elects by written, 60-day notice not to renew; or the Employment Agreement is terminated earlier in accordance with its terms.

Mr. Steedman and Mr. Rogers are employed as the Corporation’s Vice President Operations and Vice President Finance/Chief Financial Officer respectively under similar employment agreements which contain the following principal compensatory provisions:

·	An initial base salary of Cdn $10,000 per month.
·	An annual performance bonus, as determined at the sole discretion of the Corporation’s board of directors; and
·	150,000 options to purchase shares in the Corporation. The options shall vest over a period of three years, with the first one third vesting one year from the date of grant.
·

In May 2006, Mr. Rogers was granted an additional 50,000 options to purchase shares in the Corporation pursuant to accepting the role of Chief Financial Officer.  The options shall vest over a period of three years, with the first one third vesting one year from date of grant.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors.  However, each director is eligible to receive stock options of the Corporation.  During the financial year ended December 31, 2005, the following Directors of the Corporation, who are not officers or employees of the Corporation, were granted options to acquire shares of the Corporation: Brian Kohlhammer, Robert Van Caneghan and Doug Rowe. Compensation awarded to George Liszicasz, a director and Named Executive Officer, is outlined in the Summary Compensation Table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables set out, as of the end of the Corporation’s financial year ended December 31, 2005, the information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(6) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (1) (c)
Independent Option Grants(3)	15,000	$2.00	195,000
1997 Employee Stock Option Plan(2)	838,000	$1.55	110,839
1999 Executive Stock Option Plan(3)	290,000	$1.49	690,800
2000 Director Stock Option Plan(4)	180,000	$0.44	180,001
2003 Stock Option Plan(5)	0	$0.00	45,000
2004 Stock Option Plan(7)	360,000	$1.03	740,000

(1)

Excluding securities reflected  ~~“~~  " Number of securities to be issued upon exercise of outstanding options, warrants and rights ~~”~~  " .

(2)

Approved by security holders on July 25, 1997.

(3)

Not approved by our shareholders.

(4)

Approved by security holders on September 20, 2002.

(5)

Not approved by our shareholders.

(6)

Outstanding as of December 31, 2005.

(7)

Approved by security holders on June 29, 2005.

APPROVAL OF 2006 STOCK OPTION PLAN

The Corporation intends to adopt an option plan consistent with those of similar Canadian public corporations.  The proposed option plan (the "2006 Stock Option Plan") is attached hereto as Schedule "A".  All future option grants by the Corporation will be made pursuant to the 2006 Stock Option Plan.

Unless otherwise directed, the management designees named in the accompanying Form of Proxy intend to vote such proxies FOR the resolution to approve the 2006 Stock Option Plan.

INDEDTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and officers of the Corporation, any proposed management nominee for election as a director of the Corporation or any associate of any director, officer or proposed management nominee is or has been indebted, on a net basis, to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since January 1, 2005 or in any proposed transaction which has materially affected or would materially affect the Corporation.

In November 3, 2004, the Corporation entered into a loan agreement with Mr. George Liszicasz, pursuant to which the Corporation borrowed CDN $250,000 from Mr. Liszicasz.  On November 16, 2004, the Corporation amended the loan agreement to provide for an additional loan to the Corporation of CDN $31,000.  On November 17, 2004, the Corporation entered into an additional loan agreement with Mr. Liszicasz and borrowed a further CDN $100,000.  The Corporation did not utilize this loan until April 7, 2005 when $88,000 was drawn upon.  These various loan agreements provide that the loans accrue interest at the rate of 0.58% per month (7.0% per annum).  On November 19, 2004, the Corporation entered into a loan agreement amendment, whereby the maturity date for all three loans was extended to November 17, 2005. On February 7, 2005, the Corporation entered into a Loan Agreement Amendment, whereby the maturity date for all three loans was extended to April 15, 2006. On October 12, 2005 the board of directors of the Corporation granted Mr. Liszicasz an option to convert up to the total amount of the loans outstanding into a private placement of convertible debentures of the Corporation.  This option was exercised on December 7, 2005, and Mr. Liszicasz converted $125,421 of his outstanding loans and accrued interest.  As of December 31, 2005 the Corporation had $207,625 of principal and interest outstanding on the loan agreement with Mr. Liszicasz.  On April 6th, 2006 this loan was extended to provide for a maturity of April 15th, 2007.  The balance outstanding at June 30, 2006 was $179,111.

On May 20, 2005, the Corporation entered into a loan agreement with a family trust of one of our directors for CDN ~~$~~  175,000.  The conditions of the loan agreement are as follows: principal amount CDN $175,000 ($140,500 US), 6.5% interest per annum and original maturity date on or before June 19, 2005.  The loan was secured with certain assets of the Company.  The Board approved the conversion of the loan, up to the total amount, into a Private Placement of convertible debentures of the Corporation.  This option was exercised on both November 1, 2005 and December 7, 2005 for $67,000 and $88,229 respectively of the outstanding loans and accrued interest.  As of December 31, 2005 the balance on this loan agreement was nil and assets of the Company are no longer encumbered by this loan.

APPOINTMENT OF AUDITOR

Management is soliciting proxies in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.  KPMG LLP was appointed auditor of the Corporation on August 28, 2006 and replaced Deloitte & Touche LLP, the Corporation's former auditor.  The reporting package in respect of this change of auditors is attached hereto as Schedule "B".

Unless otherwise directed, the management designees named in the accompanying Form of Proxy intend to vote IN FAVOUR of the appointment of KPMG LLP , Chartered Accountants, Calgary Alberta, as auditor of the Corporation, to hold office until the next annual meeting of the Shareholders, at a remuneration to be determined by the Board of Directors of the Corporation.

AUDIT COMMITTEE

Audit Committee Charter

Schedule " C " to this Information Circular details the charter for the Corporation’s Audit Committee.

Composition of the Audit Committee

Members of the Audit Committee are Brian Kohlhammer (Chair), Robert Van Caneghan and Charles Selby.  All members of the Audit Committee are independent and each member is financially literate.

Brian Kohlhammer

Mr. Kohlhammer has a Bachelor of Commerce, Accounting major from the University of Saskatchewan and received his designation as a Chartered Accountant in February 1990 while articling at KMPG LLP (formerly Peat Marwick Mitchell & Co.) in Calgary, Alberta.

Mr. Kohlhammer has over 20 years experience in financial and management analysis and reporting, budgets, corporate planning and treasury.  He is currently Vice President Finance and Chief Financial Officer for a Toronto Stock Exchange listed oil and gas company, a role he has had with three previous public companies.

In his role as Vice President Finance, Mr. Kohlhammer has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements.  He has also presented to the Board of Directors and Audit Committee of most companies with which he has been employed and has a good knowledge of the roles and responsibilities of the Board of Directors and committees.

Robert Van Caneghan

Mr. Van Caneghan received a Bachelor of Science, Accounting and Economics degree from Wagner College in New York in 1969.  He also received a Masters of Business Administration from New York University’s Stern School of Business in 1974 and a Juris Doctor Degree from Brooklyn Law School in 1978.

Mr. Van Caneghan has been a member of the New York State Bar Association since 1978.  For 25 years Mr. Van Caneghan worked in the financial industry and was a partner in the firm of Miceli-Van Caneghan, which owned a specialist business on the floor of the American Stock Exchange.  Mr. Van Caneghan was also a member of the American Stock Exchange Board of Governance from 1988 to 1994 and has been retired since that time.

Mr. Van Caneghan’s knowledge of equity, option and bond trading is extensive and he has experience in analyzing financials of various companies for which he had the franchise to make markets.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees.  He operates an independent corporate financial consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions.  Mr. Selby served as the Chief Financial Officer of AltaCanada Energy Corp an Oil and Gas company listed on the TSX Venture Exchange from 1998 until May 2006.  Additionally Mr. Selby is Vice President and Corporate Secretary of Pengrowth Corporation , the administrator of Pengrowth Energy Trust ~~;~~  ..

All members of the Audit Committee have the educational background and experience that provides them with knowledge and ability to fulfill their duties and responsibilities as an audit committee member.

Audit Committee Oversight

The Corporation’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Polices and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Corporation’s principal auditor prior to the commencement of the engagement, subject to the following:

·

the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year.  Any additional requests will be addressed on a case-by-case specific engagement basis.

·

for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting.

·

for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor’s Fees

The following table sets out the fees billed to the Corporation by Deloitte & Touche LLP and its affiliates for professional services in each of the years ended December 31, 2004 and 2005.  During these years, Deloitte & Touche LLP was the Corporation’s only external auditor.

	Year ended December 31,
Category	2004	2005
Audit Fees (1)	$64,745	$75,854
Audit-Related Fees	$28,668	$54,504
Tax Fees (2)	$51,127	$5,352
All Other Fees (3)	$41,202	$63,922

Notes:

(1) For professional services rendered by Deloitte & Touche LLP for the audit of the Corporation’s consolidated financial statements that are normally provided by Deloitte & Touche LLP  in connection with statutory and regulatory filings.

(2) For professional services rendered by Deloitte & Touche LLP for tax compliance.

(3) For professional services rendered by Deloitte & Touche LLP for security related documents prepared by the Corporation.

The Audit Committee held 6 meetings during 2005 and both Mr. Kohlhammer and Mr. Van Caneghan were in attendance at all meetings.  Mr. Selby was appointed to the Audit Committee on June 7, 2006.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Members of the Compensation Committee are Doug Rowe ~~,~~  and Charles Selby.  All members of the Compensation Committee are independent.

Responsibilities of the Compensation Committee

The primary responsibilities of the committee are to recommend to the Board an executive compensation philosophy; a senior management organization and reporting structure; corporate objectives for which the Chief Executive Officer is to be responsible; review the performance of senior officers with the Chief Executive Officer; review and recommend compensation to be paid to senior officers; and review and recommend remuneration and benefits to be paid to the Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all the Corporation’s executive officers and establishes and reviews general policies relating to compensation and benefits of our employees.  None of the Corporation’s executive officers served as a director, executive officer or member of a compensation committee of another entity of which one of its executive officers served on the Corporation’s Compensation Committee.  No interlocking relationships exist between the Corporation’s board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Compensation for the Corporation’s Chief Executive Officer was determined by the Compensation Committee after considering his efforts in assisting in the development of the Corporation’s business strategy, the salaries of executives in similar positions and the Corporation’s general financial condition.  The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Corporation’s stockholders.

The Compensation Committee held four informal meetings as a part of regular board of directors’ meetings during 2005.

CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders.  The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The board of directors and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with National Instrument 58-101 "Disclosure of Corporate Governance Practices", the Corporation annually discloses information related to its system of corporate governance.  Schedule " D " to this Information Circular details the Corporation’s governance practices.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at http://www.sedar.com/ and the EDGAR website http://www.sec.gov/index.htm  Information on the Corporation is also located on the corporate website at http://www.nxtenergy.com/.  Financial information for its most recently completed financial year ended December 31, 2005 are provided in the Corporation’s consolidated financial statements and management discussion and analysis as contained in the FORM 10-K as filed on April 26, 2006 with the United States Securities and Exchange Commission.  Shareholders may contact Mr. Ken Rogers, Chief Financial Officer (tel: 403-264-7020 or fax: 403- 264-6442) to request copies of the FORM 10-K.

DATED at Calgary, this 28th day of August, 2006.

SCHEDULE "A"

ENERGY EXPLORATION TECHNOLOGIES INC.

Dated July 6, 2006

STOCK OPTION PLAN

1.

The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of Energy Exploration Technologies Inc. (the "Corporation") may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.

Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.

Administration

(a)

This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan.  All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation.  Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4.

Shares Subject to Plan

(a)

Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Shares of the Corporation.  Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)

The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6.

Eligibility and Participation

(a)

The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)

directors of the Corporation;

(ii)

officers of the Corporation;

(iii)

employees of the Corporation;  and

(iv)

consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)

The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c)

Options will not be granted to an officer, employee or consultant of the Corporation unless such Participant is a bona fide officer, employee or consultant of the Corporation.

7.

Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed.  In addition, the exercise price of an Option must be paid in cash.  Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

8.

Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold.  The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9.

Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 11, 12 and 16 below, provided that:

(a)

no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)

the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)

any Options granted to any Participant must expire within 30 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.

Method of Exercise of Option

(a)

Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b)

Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)

Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)

a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised;  and

(ii)

a cash payment, certified cheque or bank draft, representing the full  purchase price of the Shares in respect of which the Option is exercised.

(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

11.

Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Mountain time) on the earlier of the date of the expiration of the Option Period and 30 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation.  An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate 30 days after the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

12.

Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)

by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)

to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13.

Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14.

Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.

Adjustments

(a)

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)

Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16.

Change of Control

Notwithstanding the provisions of section 11 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan change of control of the Corporation means and shall be deemed to have occurred upon:

(a)

the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50 percent of the combined voting rights of the Corporation's then outstanding Shares; or

(c)

the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

17.

Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferable and non-assignable unless specifically provided herein.  During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18.

Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan.  The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19.

Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20.

Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21.

Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22.

Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23.

Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

24.

Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

SCHEDULE "B"

CHANGE OF AUDITOR

August 28, 2006

Deloitte & Touche LLP

400, 706 - 7 Avenue SW

Calgary, AB  T2P OZ2

and

KPMG LLP

Suite 1200, Bow Valley Square II,

205-5th Ave. SW

Calgary AB T2P 4B9

Dear Sirs:

Re:

Notice of Change of Auditor

On June 23, 2006 Deloitte & Touche LLP advised Energy Exploration Technologies Inc. (the "Company") that it will not stand as auditor of the Company at its next annual meeting of shareholders and as of the date of the advisement immediately resigned as auditor for the Company.

The Directors of the Company propose to appoint KPMG LLP, as auditor for the Company to fill the vacancy created by Deloitte & Touche LLP, effective August 28, 2006 and to have the shareholders of the Company ratify and approve the appointment of KPMG LLP, as the Company's auditors at its next annual meeting of shareholders.

We confirm that there have been no reportable events as defined in NI 51-102 with Deloitte & Touche LLP and there have been no adverse, qualified or denied audit opinions contained in the auditors' report on the Company's annual financial statements for the preceding two fiscal years, and there are no similar reservations contained in any auditors' report or comments on interim financial statements for any subsequent period preceding the date of this notice.  The annual financial statements for the preceding two fiscal years include comments by Deloitte & Touche LLP in their capacity as an Independent Registered Chartered Accountant, on Canada – United States reporting differences which include explanatory paragraphs when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the note 1 to the consolidated financial statements for the year ended December 31, 2005.

The proposal to change the Company's auditor has been considered and approved by the Audit Committee and the Board of Directors of the Company, and is further subject to the approval and ratification of the shareholders of the Company, which will be sought at the Company's next annual meeting.

BY ORDER OF THE BOARD

ENERGY EXPLORATION TECHNOLOGIES INC.

(signed) George Liszicasz

George Liszicasz
Chief Executive Officer

 - ii -

August 28, 2006

Alberta Securities Commission

Dear Sirs:

Re:

Energy Exploration Technologies Inc. (the “Company”) – Notice of Change of Auditor

Pursuant to Section 4.11, Paragraph (5) (a) (ii) (B) of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Company dated August 28, 2006.  This confirmation is based on our knowledge of the information to date.

Yours very truly,

(signed) Deloitte & Touche LLP

Chartered Accounts

 - iii -

August 28, 2006

Alberta Securities Commission

Dear Sirs:

Energy Exploration Technologies Inc.

We have read the Notice of Change of Auditors of Energy Exploration Technologies Inc. dated August 28, 2006 and are in agreement with the statements contained in such Notice.

Yours very truly,

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

August 28, 2006

SCHEDULE " C"

ENERGY EXPLORATION TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the "Charter") has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Energy Exploration Technologies Inc.  (the "Company").

COMPOSITION AND PROCEDURES

1.

The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being "independent" as required by the Business Corporations Act (Alberta) (“Act”).

2.

The Board will appoint the chair of the Committee.

3.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee.  Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board.  The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)

management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.

To recommend to the Board:

(a)

the external auditor (the "Auditors") to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the Auditors.

2.

To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.

To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors.  The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

- ii -

4.

To review:

(a)

the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year ("quarterly statements") and the Company’s audited annual consolidated financial statements ("annual statements");

(b)

the Management’s Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and

(c)

all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.

To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above and to regularly assess the adequacy of such procedures.

6.

To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.

To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.

engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;

2.

set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.

communicate directly with the internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1.

The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2.

The Committee is responsible for ensuring the independence of the Auditors.  On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors.  This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A.  At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

- iii -

1.

that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.

that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.

that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.

that risk management policies are in place to identify and reduce significant financial and business risks; and

5.

that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A.  The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results.  The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.

As part of the quarterly and annual reviews described above, the Committee will:

(a)

meet with management in the absence of the Auditors for the annual review;

(b)

meet with the Auditors in the absence of management for the annual review;

(c)

review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)

review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)

review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)

obtain an explanation from management of all significant variances between comparative reporting periods;

(g)

review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;

(h)

review any evaluation of internal controls by the Auditors, together with management’s response; and

(i)

review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.

In addition to the quarterly and annual reviews, the Committee will:

(a)

prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;

(b)

review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

- iv -

(c)

review annually and recommend changes to the Company’s code of conduct.

3.

The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

ENERGY EXPLORATION TECHNOLOGIES INC.

SCHEDULE " D "

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation’s corporate governance practices as compared to National Instrument 58-101F2.

Corporate Governance Disclosure Required Under National Instrument 58-101F2	Governance Practices of the Corporation

1.

Board of Directors

Disclose how the board of directors of the corporation (the Board) facilitates its exercise of independent supervision over management, including:

a.

Disclose the identity of directors who are independent.

b.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that four of the five directors are "independent" within the meaning of National Instrument 52-110.  The four independent directors are Robert Van Caneghan, Brian Kohlhammer, Douglas Rowe and Charles Selby.

George Liszicasz is an officer of the Corporation and is therefore not independent.

2.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Such other directorships have been disclosed in this Information Circular. Please see “Election of Directors”

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members, and describe any measure the Board takes to provide continuing education for directors.

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation’s business, business plans and operations by visiting the Corporation’s offices and reviewing SFD survey documentation and processes.

4. Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

All Board members as well as all employees have received an employee handbook (the “Handbook”) and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Handbook.  The Handbook provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees.  The Handbook specifically deals with business ethics, employment practices, insider trading and conflicts of interest.  A "whistle blower" policy is currently being developed to allow reporting of any violations of the Handbook or other inappropriate actions of the Corporation.

Corporate Governance Disclosure Required Under National Instrument 58-101F2	Governance Practices of the Corporation

5.

Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

a.

who identifies new candidates; and

b.

the process of identifying new candidates.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board.  The Board will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs.  Other factors considered by the Board are an individual's experience, expertise, and reputation.

6. Compensation Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: a. Who determines compensation; and b. The process of determining compensation.

The Compensation Committee has the primary responsibility of determining compensation for the directors and senior officers.  The Compensation Committee recommends to the Board an executive compensation philosophy and creates corporate objectives for which the Chief Executive Officer is to be responsible.  Based on the above criteria the Compensation Committee will review and recommend compensation to be paid to senior officers and recommend remuneration and benefits to be paid to the Directors.

7. Other Board Committees If the Board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.

We  currently have an audit committee and a compensation committee.  The text of the Audit Committee Charter is set out at Schedule "C" to this Information Circular.  The responsibilities of the Compensation Committee are discussed in this Information Circular under the heading "Compensation Committee – Responsibilities of the Committee".  There are no other committees of the Board.

8. Assessments Disclose what steps, if any, that the board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.	The Board currently does not have a formal process for assessing its effectiveness.